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                                                                      EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the "if converted" method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. The effect of approximately 9,692,637 shares related to the assumed conversion of the $ 172.5 million 3% convertible senior notes has been included in the computation of diluted earnings per share for the year ended December 31, 2003. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2001 to 2006, as the effect would be anti-dilutive.

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                                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------------
                                                            2006           2005           2004          2003         2002
                                                          ---------     ----------     ----------     --------     ---------
                                                               (In thousands of U.S. dollars except per share information)
Net (loss) income from continuing operations...........   $ (83,415)    $ (313,484)    $ (163,204)    $ 44,817     $  13,595

Loss from discontinued operations, net of income tax...     (18,190)       (11,928)       (15,022)           -             -

Net (loss) income before extraordinary gain............    (101,605)      (325,412)      (178,226)      44,817        13,595

Extraordinary gain.....................................           -              -         12,517            -             -

Net (loss) income available to common shareholders.....   $(101,605)     $(325,412)    $ (165,709)    $ 44,817     $  13,595

Basic net (loss) income per common share

   Continuing operations...............................   $   (0.99)       $ (3.38)    $    (2.23)    $   0.65     $    0.20

   Discontinued operations.............................       (0.22)         (0.13)         (0.20)           -             -

   Extraordinary gain..................................           -              -           0.17            -             -

   Net (loss) income...................................   $   (1.20)    $    (3.51)    $    (2.26)    $   0.65     $    0.20

Diluted net (loss) income per common share

   Continuing operations...............................   $   (0.99)    $    (3.38)    $    (2.23)    $   0.59     $    0.20

   Discontinued operations.............................       (0.22)         (0.13)         (0.20)           -             -

   Extraordinary gain..................................           -              -           0.17            -             -

   Net (loss) income...................................   $   (1.20)    $    (3.51)    $    (2.26)    $   0.59     $    0.20

Weighted average number of common shares outstanding
   (in thousands)......................................      84,596         92,637         73,240       68,733        68,228
Diluted weighted average number of common shares
   outstanding (in thousands)..........................      84,596         92,637         73,240       78,665        68,432
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